UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

FX ENERGY, INC.

(Name of Subject Company (Issuer))

KIWI ACQUISITION CORP.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

ORLEN UPSTREAM SP. Z O.O.

(Names of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

Grzegorz Derecki

Head of Legal

Orlen Upstream Sp. z o.o.

ul.Prosta 70

00-838, Warszawa Poland

(+48) 22 778 02 00

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis Block

Greenberg Traurig, LLP

Met Life Building

200 Park Avenue

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$63,099,644.40	$6,354.13

(1)                                  Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $1.15, the per share tender offer price, by shares of common stock of FX Energy, Inc. outstanding as of October 26, 2015, which includes 54,869,256 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares).

(2)                                  The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,354.13	Filing Party: Kiwi Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 27, 2015

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (as amended or supplemented, the “Schedule TO”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly owned subsidiary of ORLEN Upstream Sp. z o.o., a private limited company organized under the laws of Poland (“Parent”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock of FX Energy, Inc., a Nevada corporation (the “Company”), par value $0.001 per share (the “Company Common Shares” or the “Shares”), at a price of $1.15 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 27, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 2, 4, 5, 9 and 11.

The Offer to Purchase and Items 1, 2, 4, 5, 9 and 11 of the Schedule TO, to the extent Items 1, 2, 4, 5, 9 and 11 incorporate by reference the information set forth in the Offer to Purchase, are hereby amended and supplemented to include the following information:

The Company held a meeting of its stockholders to approve the Merger on Thursday, December 31, 2015.  The Merger was approved by a vote of the Company’s stockholders in accordance with NRS 92A.120.  At the Effective Time, Merger Sub was merged with and into the Company and the separate existence of Merger Sub ceased, with the Company being the Surviving Corporation and continuing as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that were held by Parent, Merger Sub or the Company, or any of their wholly owned subsidiaries) has, by virtue of the Merger and without any action on the part of the holders of the Shares, been cancelled and extinguished and converted into the right to receive $1.15 per share, net to such holder of Shares in cash, without interest thereon and less any required withholding taxes.    Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time has, by virtue of the Merger and without any action on the part of the holder thereof, been converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

All Shares will be delisted from and will cease to trade on the Nasdaq Global Select Market on Thursday, December 31, 2015, and the Company will be deregistered under the Exchange Act.

A copy of the press release issued by PKN ORLEN is attached hereto as Exhibit (a)(5)(M).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(M)                                              Press release issued by PKN ORLEN on December 31, 2015 as set forth at http://www.businesswire.com/news.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

ORLEN UPSTREAM SP. Z O.O.

By:	/s/ Wieslaw Prugar
Name: Wieslaw Prugar
Title: President and CEO

By:	/s/ Wieslaw Strak
Name: Wieslaw Strak
Title: Vice President and CFO

KIWI ACQUISITION CORP.

By:	/s/ Grzegorz Derecki
Name: Grzegorz Derecki
Title: President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by PKN ORLEN on October 13, 2015.

(a)(5)(B)*	Summary Advertisement as published in the New York Times on October 27, 2015.

(a)(5)(C)*	Press release issued by PKN ORLEN on October 27, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(D)*	Press release issued by the Company on October 29, 2015 incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company on October 29, 2015.

(a)(5)(E)*	Press release issued by PKN ORLEN on November 16, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(F)*	Press release issued by PKN ORLEN on November 18, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(G)*	Press release issued by the Company on November 20, 2015 incorporated by reference to Amendment No. 3 to the Schedule 14D-9 filed by the Company on November 20, 2015.

(a)(5)(H)*	Press release issued by PKN ORLEN on December 4, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(I)*	Press release issued by the Company on December 4, 2015 incorporated by reference to Amendment No. 5 to the Schedule 14D-9 filed by the Company on December 4, 2015.

(a)(5)(J)*	Press release issued by PKN ORLEN on December 8, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(K)*	Press release issued by the Company on December 8, 2015 incorporated by reference to Amendment No. 6 to the Schedule 14D-9 filed by the Company on December 8, 2015.

(a)(5)(L)*	Press release issued by PKN ORLEN on December 21, 2015 as set forth at http://www.businesswire.com/news/home/20151221005574/en/PKN-ORLEN%E2%80%99s-Offer-FX-Energy-Shares-Common.

(a)(5)(M)	Press release issued by PKN ORLEN on December 31, 2015 as set forth at http://www.businesswire.com/news.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.

(d)(2)*	Confidentiality Agreement by and between the Company and Parent dated as of April 20, 2015.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.